UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5*)

IDT CORPORATION

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

448947309

(CUSIP Number)

Howard S. Jonas

c/o IDT Corporation

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Howard S. Jonas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,443
	8	SHARED VOTING POWER 2,960,223
	9	SOLE DISPOSITIVE POWER 5,443
	10	SHARED DISPOSITIVE POWER 2,960,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,965,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Deborah Jonas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 540,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 540,420

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

This Amendment No. 5 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 19, 1998, as previously amended by Amendment No. 1 thereto filed with the Commission on October 23, 1998, Amendment No. 2 thereto filed with the Commission on March 26, 1999, Amendment No. 3 thereto filed with the Commission on June 23, 2003, and Amendment No. 4 thereto filed with the Commission on March 5, 2004 (as so amended, the “Schedule 13D”).

Item 1. Security and Issuer

This Amendment relates to the Class B common stock, par value $0.01 per share (“Class B Common Stock”), of IDT Corporation (the “Company” or “IDT”). The principal executive offices of IDT are located at 520 Broad Street, Newark, New Jersey 07102.

Item 2. Identity and Background

This Amendment is being filed jointly by Howard S. Jonas and Deborah Jonas (collectively, the “Reporting Persons”). During the last five years, none of the Reporting Persons, the general partners or trustees of the Reporting Persons or, to the knowledge of the Reporting Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The matters set forth in Item 4 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On December 14, 2004, Howard S. Jonas (“Mr. Jonas”) disposed of 21,750 shares of Class B Common Stock via bona fide gift to one or more third parties.

On December 13, 2005, Mr. Jonas disposed of 27,900 shares of Class B Common Stock via bona fide gift to one or more third parties.

On December 8, 2006, Mr. Jonas disposed of 48,750 shares of Class B Common Stock via bona fide gift to one or more third parties.

On December 20, 2006, Mr. Jonas disposed of 3,750 shares of Class B Common Stock via bona fide gift to one or more third parties.

On December 20, 2006, The Howard S. & Deborah Jonas Foundation sold 180,000 shares of Class B Common Stock at a price of $12.80 per share.

On December 21, 2006, Mr. Jonas sold 100,000 shares of Class B Common Stock at a price of $12.85 per share.

On March 21, 2007, Trust FBO Joseph Jonas, Trust FBO Tamar Jonas, Trust FBO Rachel Jonas, Trust FBO Jonathan Jonas, Trust FBO Leora Jonas, Trust FBO David Jonas, Trust FBO Michael Jonas, and Trust FBO Samuel Jonas, each sold 31,250 shares of Class B Common Stock at a price of $11.55 per share.

On March 22, 2007, Trust FBO Joseph Jonas, Trust FBO Tamar Jonas, and Trust FBO Rachel Jonas, each sold 31,250 shares of Class B Common Stock at prices ranging from $11.79 to $11.84 per share.

On March 23, 2007, Trust FBO Jonathan Jonas, Trust FBO Leora Jonas, and Trust FBO David Jonas, each sold 31,250 shares of Class B Common Stock at prices ranging from $11.47 to $11.49 per share.

On March 26, 2007, Trust FBO Michael Jonas sold 4,032 shares of Class B Common Stock at a price of $11.45 per share.

On March 27, 2007, Trust FBO Michael Jonas sold 27,218 shares of Class B Common Stock, and Trust FBO Shmuel Jonas sold 31,250 shares of Class B Common Stock at prices ranging from $11.36 to $11.37 per share.

On October 26, 2007, Mr. Jonas transferred 1,100,000 shares of Class A Common Stock and 700,000 shares of Class B Common Stock from his direct holdings to The Howard S. Jonas 2007 Annuity Trust. Also on October 26, 2007, The Howard S. Jonas 1998 Annuity Trust transferred 229,108 shares of Class B Common Stock to Trust FBO Miriam Jonas.

On December 17, 2007, Mr. Jonas transferred 75,465 shares of Class B Common Stock from his direct holdings to various individuals and entities, including to his children’s trusts, via bona fide gifts as follows: 2,795 shares to Trust FBO Joseph Jonas, 2,795 shares to Trust FBO Tamar Jonas, 2,795 shares to Trust FBO Rachel Jonas, 2,795 shares to Trust FBO Jonathan Jonas, 2,795 shares to Trust FBO Leora Jonas, and 2,795 shares to Trust FBO Miriam Jonas.

On December 19, 2007, The Howard S. & Deborah Jonas Foundation sold 120,000 shares of Class B Common Stock at a price of $8.73 per share.

On September 3, 2008, Mr. Jonas received a grant of 1,704,545 restricted shares of Common Stock that was scheduled to vest in full on January 5, 2012 and which was subsequently replaced by a separate grant.

On October 31, 2008, Mr. Jonas received a grant of 3,529,063 restricted shares of Class B Common Stock that have since vested, and a grant of 2,650,000 restricted shares of Common Stock that have since vested (the latter grant was in replacement of the September 3, 2008 grant of 1,704,545 restricted shares of Common Stock which prior grant was cancelled).

On February 24, 2009, the Company implemented a one-for-three reverse stock split of each share of the Company’s Common, Class B, and Class A Common Stock.

On August 11, 2009, Mr. Jonas transferred 510,030 shares of Class A Common Stock from his direct holdings to The Howard S. Jonas 2009 Annuity Trust I, and 973,333 shares of Class A Common Stock from his direct holdings to The Howard S. Jonas 2009 Annuity Trust II. Also on August 11, 2009, The Howard S. Jonas 2007 Annuity Trust transferred 366,666 shares of Class A Common Stock to The Howard S. Jonas 2009 Annuity Trust II, and 233,333 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On June 7, 2010, Mr. Jonas disposed of 650 shares of Class B Common Stock via bona fide gift to one or more third parties.

On October 4, 2010, The Howard S. Jonas 2009 Annuity Trust transferred 23,217 shares of Class A Common Stock to Mr. Jonas’ direct holdings, and The Howard S. Jonas 2009 Annuity Trust II transferred 30,715 shares of Class A Common Stock to Mr. Jonas’ direct holdings.

On February 18, 2011, Mr. Jonas disposed of 8,800 shares of Class B Common Stock via bona fide gift to one or more third parties.

On April 4, 2011, (i) Mr. Jonas disposed of 883,333 shares of Common Stock in exchange for Class B Common Stock for an identical number of shares of Class B Common Stock pursuant to the Company’s amendment to its certificate of incorporation whereby each share of Common Stock was converted into one share of Class B Common Stock, and (ii) The Howard S. & Deborah Jonas Foundation and The Jonas Foundation disposed of 333,333 and 275,047 shares of Common Stock, respectively, in exchange for the same number of shares of Class B Common Stock.

On April 5, 2011, The Howard S. Jonas 2009 Annuity Trust I and The Howard S. Jonas 2009 Annuity Trust II disposed of 388,716 and 1,309,284 shares of Class A Common Stock, respectively, in exchange for shares of Class B Common Stock on a one-for-one basis pursuant to an Exchange Agreement entered into on April 5, 2011 between these trusts and the Company.

On June 20, 2011, Mr. Jonas sold 302,000 shares of Class B Common Stock to the Company at a price of $24.83 per share.

On June 21, 2011, the Jonas Family Limited Partnership, of which Mr. Jonas was the sole general partner and of which Mr. Jonas and his wife were the sole limited partners, transferred to Mr. Jonas’ direct holdings 6,523 shares of Class A Common Stock and 6,523 shares of Class B Common Stock.

On December 27, 2011, Mr. Jonas transferred 28,594 shares of Class B Common Stock from his direct holdings to The Jonas Foundation, and separately disposed of 12,800 shares of Class B Common Stock via bona fide gift to one or more third parties.

On July 2, 2012, Mr. Jonas’ Company 401(k) plan account received 254 shares of Class B Common Stock, granted by the Company as part of a 401(k) match.

On August 7, 2012, Mr. Jonas transferred 98,097 shares of Class B Common Stock from his direct holdings to The Howard S. Jonas 2009 Annuity Trust I, in exchange for 98,097 shares of Class A Common Stock, which were transferred from The Howard S. Jonas 2009 Annuity Trust I to Mr. Jonas’ direct holdings.

On September 17, 2012, The Howard S. Jonas 2009 Annuity Trust I and The Howard S. Jonas 2009 Annuity Trust II transferred 486,813 and 39,857 shares of Class B Common Stock, respectively, to Mr. Jonas and trusts for the benefit of his children, as follows: 69,140 shares to Mr. Jonas’ direct holdings, 45,867 shares to Trust FBO Joseph Jonas, 45,867 shares to Trust FBO Tamar Jonas, 45,867 shares to Trust FBO Rachel Jonas, 45,867 shares to Trust FBO Leora Jonas, 45,867 shares to Trust FBO David Jonas, 45,867 shares to Trust FBO Michael Jonas, 45,867 shares to Trust FBO Samuel Jonas, 45,867 shares to Trust FBO Jonathan Jonas, and 90,594 shares to Trust FBO Miriam Jonas.

On December 14, 2012, Mr. Jonas disposed of 460,000 shares of Class B Common Stock via bona fide gift to one or more third parties.

On January 18, 2013, Mr. Jonas disposed of 21,000 shares of Class B Common Stock via bona fide gift to one or more third parties.

On May 28, 2013, Mr. Jonas’ Company 401(k) plan account received 111 shares of Class B Common Stock, granted by the Company as part of a 401(k) match.

On September 24, 2013, Mr. Jonas disposed of 29,250 shares of Class B Common Stock via bona fide gift to one or more third parties.

On October 9, 2013, Mr. Jonas disposed of 14,374 shares of Class B Common Stock via bona fide gift to one or more third parties.

On January 6, 2014, Mr. Jonas received a grant of 63,320 shares of restricted Class B Common Stock, which have since vested. At the time of the grant, 21,106 shares were withheld by the Company for tax purposes. Also on January 6, 2014, Mr. Jonas disposed of 12,125 shares of Class B Common Stock via bona fide gift to one or more third parties.

On August 22, 2014, Mr. Jonas transferred 1,031,026 shares of Class B Common Stock from his direct holdings to The Howard S. Jonas 2014 Annuity Trust, and 192,741 shares of Class B Common Stock from his direct holdings to The Howard S. Jonas 2009 Annuity Trust II.

On December 3, 2014, The Howard S. Jonas 2009 Annuity Trust II transferred 1,462,168 shares of Class B Common Stock to trusts for the benefit of Mr. Jonas’ children, as follows: 162,463 shares to Trust FBO Joseph Jonas, 162,463 shares to Trust FBO Tamar Jonas, 162,463 shares to Trust FBO Rachel Jonas, 162,463 shares to Trust FBO Leora Jonas, 162,463 shares to Trust FBO David Jonas, 16,760 shares to Trust FBO Michael Jonas, 162,463 shares to Trust FBO Samuel Jonas, 162,463 shares to Trust FBO Jonathan Jonas, and 162,464 shares to Trust FBO Miriam Jonas.

On January 22, 2015, Mr. Jonas disposed of 1,450 shares of Class B Common Stock via bona fide gift to one or more third parties.

On June 24, 2015, The Howard S. Jonas 2014 Annuity Trust transferred 149,280 shares of Class B Common Stock to Mr. Jonas’ direct holdings. On June 25, 2015, Mr. Jonas sold 404,967 shares of Class B Common Stock to the Company at a price of $18.52 per share.

On September 2, 2015, The Howard S. Jonas 2014 Annuity Trust transferred 251,938 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On December 23, 2015, Mr. Jonas disposed of 11,895 shares of Class B Common Stock via bona fide gift to one or more third parties.

On January 13, 2016, Mr. Jonas disposed of 875 shares of Class B Common Stock via bona fide gift to one or more third parties.

On June 17, 2016, Mr. Jonas transferred 165,001 shares of Class B Common Stock from his direct holdings to trusts for the benefit of his children, as follows: 19,722 shares to Trust FBO Joseph Jonas, 19,769 shares to Trust FBO Tamar Jonas, 19,684 shares to Trust FBO Rachel Jonas, 19,891 shares to Trust FBO Leora Jonas, 9,051 shares to Trust FBO David Jonas, 16,760 shares to Trust FBO Michael Jonas, 19,912 shares to Trust FBO Samuel Jonas, 20,128 shares to Trust FBO Jonathan Jonas, and 20,084 shares to Trust FBO Miriam Jonas.

On September 29, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.53 per share, as follows: 1,416 shares sold by Trust FBO Joseph Jonas, 1,416 shares sold by Trust FBO Tamar Jonas, 1,416 shares sold by Trust FBO Rachel Jonas, 1,416 shares sold by Trust FBO Leora Jonas, 1,416 shares sold by Trust FBO David Jonas, 1,416 shares sold by Trust FBO Michael Jonas, 1,416 shares sold by Trust FBO Samuel Jonas, 1,416 shares sold by Trust FBO Jonathan Jonas, and 1,416 shares sold by Trust FBO Miriam Jonas.

On September 30, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.50 per share: 110 shares sold by Trust FBO Joseph Jonas, 110 shares sold by Trust FBO Tamar Jonas, 110 shares sold by Trust FBO Rachel Jonas, 109 shares sold by Trust FBO Leora Jonas, 109 shares sold by Trust FBO David Jonas, 109 shares sold by Trust FBO Michael Jonas, 109 shares sold by Trust FBO Samuel Jonas, 109 shares sold by Trust FBO Jonathan Jonas, and 109 shares sold by Trust FBO Miriam Jonas.

On October 7, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.57 per share, as follows: 1,789 shares sold by Trust FBO Joseph Jonas, 1,789 shares sold by Trust FBO Tamar Jonas, 1,789 shares sold by Trust FBO Rachel Jonas, 1,789 shares sold by Trust FBO Leora Jonas, 1,789 shares sold by Trust FBO David Jonas, 1,789 shares sold by Trust FBO Michael Jonas, 1,789 shares sold by Trust FBO Samuel Jonas, 1,790 shares sold by Trust FBO Jonathan Jonas, and 1,789 shares sold by Trust FBO Miriam Jonas.

On October 10, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.92 per share: 3,584 shares sold by Trust FBO Joseph Jonas, 3,584 shares sold by Trust FBO Tamar Jonas, 3,584 shares sold by Trust FBO Rachel Jonas, 3,585 shares sold by Trust FBO Leora Jonas, 3,585 shares sold by Trust FBO David Jonas, 3,584 shares sold by Trust FBO Michael Jonas, 3,584 shares sold by Trust FBO Samuel Jonas, 3,584 shares sold by Trust FBO Jonathan Jonas, and 3,584 shares sold by Trust FBO Miriam Jonas.

On October 11, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.82 per share, as follows: 2,718 shares sold by Trust FBO Joseph Jonas, 2,718 shares sold by Trust FBO Tamar Jonas, 2,718 shares sold by Trust FBO Rachel Jonas, 2,718 shares sold by Trust FBO Leora Jonas, 2,718 shares sold by Trust FBO David Jonas, 2,718 shares sold by Trust FBO Michael Jonas, 2,718 shares sold by Trust FBO Samuel Jonas, 2,718 shares sold by Trust FBO Jonathan Jonas, and 2,718 shares sold by Trust FBO Miriam Jonas.

On October 12, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.58 per share: 1,895 shares sold by Trust FBO Joseph Jonas, 1,895 shares sold by Trust FBO Tamar Jonas, 1,895 shares sold by Trust FBO Rachel Jonas, 1,895 shares sold by Trust FBO Leora Jonas, 1,895 shares sold by Trust FBO David Jonas, 1,896 shares sold by Trust FBO Michael Jonas, 1,895 shares sold by Trust FBO Samuel Jonas, 1,895 shares sold by Trust FBO Jonathan Jonas, and 1,895 shares sold by Trust FBO Miriam Jonas.

On October 13, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.57 per share, as follows: 985 shares sold by Trust FBO Joseph Jonas, 985 shares sold by Trust FBO Tamar Jonas, 985 shares sold by Trust FBO Rachel Jonas, 985 shares sold by Trust FBO Leora Jonas, 985 shares sold by Trust FBO David Jonas, 984 shares sold by Trust FBO Michael Jonas, 985 shares sold by Trust FBO Samuel Jonas, 985 shares sold by Trust FBO Jonathan Jonas, and 985 shares sold by Trust FBO Miriam Jonas.

On October 14, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.53 per share: 932 shares sold by Trust FBO Joseph Jonas, 931 shares sold by Trust FBO Tamar Jonas, 931 shares sold by Trust FBO Rachel Jonas, 931 shares sold by Trust FBO Leora Jonas, 931 shares sold by Trust FBO David Jonas, 932 shares sold by Trust FBO Michael Jonas, 932 shares sold by Trust FBO Samuel Jonas, 931 shares sold by Trust FBO Jonathan Jonas, and 932 shares sold by Trust FBO Miriam Jonas.

On October 17, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.50 per share, as follows: 182 shares sold by Trust FBO Joseph Jonas, 183 shares sold by Trust FBO Tamar Jonas, 183 shares sold by Trust FBO Rachel Jonas, 182 shares sold by Trust FBO Leora Jonas, 182 shares sold by Trust FBO David Jonas, 182 shares sold by Trust FBO Michael Jonas, 182 shares sold by Trust FBO Samuel Jonas, 182 shares sold by Trust FBO Jonathan Jonas, and 182 shares sold by Trust FBO Miriam Jonas.

On October 18, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.64 per share: 2,030 shares sold by Trust FBO Joseph Jonas, 2,030 shares sold by Trust FBO Tamar Jonas, 2,030 shares sold by Trust FBO Rachel Jonas, 2,031 shares sold by Trust FBO Leora Jonas, 2,031 shares sold by Trust FBO David Jonas, 2,031 shares sold by Trust FBO Michael Jonas, 2,030 shares sold by Trust FBO Samuel Jonas, 2,031 shares sold by Trust FBO Jonathan Jonas, and 2,030 shares sold by Trust FBO Miriam Jonas.

On October 19, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.75 per share, as follows: 2,443 shares sold by Trust FBO Joseph Jonas, 2,443 shares sold by Trust FBO Tamar Jonas, 2,443 shares sold by Trust FBO Rachel Jonas, 2,442 shares sold by Trust FBO Leora Jonas, 2,442 shares sold by Trust FBO David Jonas, 2,442 shares sold by Trust FBO Michael Jonas, 2,443 shares sold by Trust FBO Samuel Jonas, 2,442 shares sold by Trust FBO Jonathan Jonas, and 2,443 shares sold by Trust FBO Miriam Jonas.

On October 20, 2016, trusts for the benefit of Mr. Jonas’ children each sold shares of the Company’s Class B Common Stock at a price of $17.55 per share: 1,916 shares sold by Trust FBO Joseph Jonas, 1,916 shares sold by Trust FBO Tamar Jonas, 1,916 shares sold by Trust FBO Rachel Jonas, 1,917 shares sold by Trust FBO Leora Jonas, 1,917 shares sold by Trust FBO David Jonas, 1,917 shares sold by Trust FBO Michael Jonas, 1,917 shares sold by Trust FBO Samuel Jonas, 1,917 shares sold by Trust FBO Jonathan Jonas, and 1,917 shares sold by Trust FBO Miriam Jonas.

On October 21, 2016, Trust FBO Michael Jonas transferred a total of 157,681 shares of Class B Common Stock, as follows: 76,753 shares were transferred to Mr. Jonas’ direct holdings, 10,116 shares were transferred to Trust FBO Joseph Jonas, 10,116 shares were transferred to Trust FBO Tamar Jonas, 10,116 shares were transferred to Trust FBO Rachel Jonas, 10,116 shares were transferred to Trust FBO Leora Jonas, 10,116 shares were transferred to Trust FBO David Jonas, 10,116 shares were transferred to Trust FBO Samuel Jonas, 10,116 shares were transferred to Trust FBO Jonathan Jonas, and 10,116 shares were transferred to Trust FBO Miriam Jonas.

On December 22, 2016, Mr. Jonas disposed of 9,750 shares of Class B Common Stock via bona fide gift to one or more third parties.

On January 5, 2017, Mr. Jonas received a grant of 69,624 shares of restricted Class B Common Stock, which have since vested. At the time of the grant, 23,208 shares were withheld by the Company for tax purposes.

On April 11, 2017, Mr. Jonas purchased 728,332 shares of Class B Common Stock from the Company, at a price of $13.73 per share.

On May 2, 2017, Mr. Jonas received a grant of an option to purchase 1,000,000 shares of Class B Common Stock that was immediately exercisable.

On June 9, 2017, Mr. Jonas purchased 1,000,000 shares of Class B Common Stock from the Company at a price of $14.93 per share.

On June 14, 2017, Mr. Jonas transferred 92,359 shares of Class B Common Stock from his direct holdings to trusts for the benefit of his children over which he does not exercise or share investment control and thus he disclaims beneficial ownership of these shares.

On July 13, 2017, Mr. Jonas transferred 1,736,276 shares from his direct holdings to The Howard S. Jonas 2017 Annuity Trust.

On November 1, 2017, Mr. Jonas disposed of 25,200 shares of Class B Common Stock via bona fide gift to one or more third parties.

On November 28, 2017, The Howard S. Jonas 2014 Annuity Trust transferred 178,696 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On April 25, 2018, The Howard S. Jonas 2017 Annuity Trust transferred 1,464,739 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On July 10, 2018, Mr. Jonas transferred 1,574,326 shares of Class A Common Stock and 1,659,722 shares of Class B Common Stock from his direct holdings to The Howard S. Jonas 2017 Annuity Trust and disposed of 64,380 shares of Class B Common Stock via bona fide gift to one or more third parties.

On August 23, 2018, The Howard S. Jonas 2014 Annuity Trust transferred 451,112 shares of Class B Common Stock to The Howard S. Jonas 2017 Annuity Trust.

On December 21, 2018, Mr. Jonas purchased 2,546,689 shares of Class B Common Stock from the Company at a price of $5.89 per share.

On March 19, 2019, Trust FBO Michael Jonas transferred 33,960 shares of Class B Common Stock to trusts for the benefit of Mr. Jonas’ other children in equal parts.

On July 2, 2019, Mr. Jonas transferred 2,570,939 shares of Class B Common Stock from his direct holdings to The HSJ 2019 IDT Annuity Trust. Also on July 2, 2019, Deborah Jonas was removed as the trustee of certain trusts for the benefit of Mr. Jonas’ children and was replaced with an independent trustee.

On August 7, 2019, The HSJ 2019 IDT Annuity Trust transferred 2,570,939 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On August 15, 2019, Mr. Jonas gifted 2,570,939 shares of Class B Common Stock from his direct holdings to The HSJ 2019 IDT Annuity Trust II.

On April 6, 2020, The Howard S. Jonas 2017 Annuity Trust transferred 1,574,326 shares of Class A Common Stock and 2,382,371 shares of Class B Common Stock in substantially equal amounts to eight trusts for the benefit of Mr. Jonas’ children. Mr. Jonas no longer has or reports beneficial ownership of these shares as there is an independent trustee for such trusts.

On April 7, 2020, The HSJ 2019 IDT Annuity Trust II transferred 2,570,939 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On April 14, 2020, Mr. Jonas disposed of 68,040 shares of Class B Common Stock via bona fide gift to one or more third parties.

On June 5, 2020, Mr. Jonas transferred 2,502,899 shares Class B Common Stock from his direct holdings to The HSJ 2020 IDT Annuity Trust.

On August 12, 2021, The HSJ 2020 IDT Annuity Trust transferred 163,767 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On August 17, 2021, The HSJ 2020 IDT Annuity Trust transferred 119,311 shares of Class B Common Stock to The HSJ 2020 IDW-Zedge Annuity Trust.

On October 22, 2021, The HSJ 2020 IDW-Zedge Annuity Trust transferred 119,311 shares of Class B Common Stock to Mr. Jonas’ direct holdings, and The HSJ 2020 IDT Annuity Trust transferred 92,076 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On November 10, 2021, Mr. Jonas disposed of 7,575 shares of Class B Common Stock via bona fide gift to one or more third parties.

On December 30, 2021, Mr. Jonas transferred 342,779 shares of Class B Common Stock from his direct holdings to Chartwell Holding, LLC, in which Mr. Jonas is the sole member and beneficiary.

On April 21, 2022, The HSJ 2020 IDT Annuity Trust sold 42,896 shares of Class B Common Stock at a price of $30.63 per share, and on April 22, 2020, The HSJ 2020 IDT Annuity Trust sold 10,047 shares of Class B Common Stock, at a price of $29.22 per share. The combined proceeds of these sales were loaned by The HSJ 2020 IDT Annuity Trust to Mr. Jonas and utilized by Mr. Jonas to pay certain of the tax withholding obligation that arose upon his exercise of certain options to purchase Class B common stock.

On April 25, 2022, Mr. Jonas exercised an option to purchase 563,149 shares of Class B Common Stock, of which 292,751 shares were withheld by the Company to pay the exercise price and 55,972 shares were withheld by the Company to pay certain of the tax withholding obligation that arose upon Mr. Jonas’ exercise of the option.

On April 28, 2022, Mr. Jonas exercised an option to purchase 436,851 shares of Class B Common Stock, of which 235,884 shares were withheld by the Company to pay the exercise price, and 81,392 shares were withheld by the Company to pay certain of the tax withholding obligation that arose upon Mr. Jonas’ exercise of the option.

On August 16, 2022, Mr. Jonas disposed of 13,800 shares of Class B Common Stock via bona fide gift to one or more third parties.

On August 17, 2022, The HSJ 2020 IDT Annuity Trust transferred 263,091 shares of Class B Common Stock to Mr. Jonas’ direct holdings, and Mr. Jonas transferred 608,092 shares of Class B Common Stock from his direct holdings to The HSJ 2022 IDT Annuity Trust I.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended by deleting them in their entirety and substituting the following therefor:

(a) As of the date of this Amendment, Howard S. Jonas beneficially owned the following number of shares and percentages of Class B Common Stock: (i) 1,556 shares of Class B Common Stock held in a custodial account for the benefit of a child of Mr. Jonas (of which Mr. Jonas is the custodian); (ii) 197,641 shares of Class B Common Stock owned by The Jonas Foundation; (iii) 1,811,711 shares of Class B Common Stock held by The HSJ 2020 IDT Annuity Trust; (iv) 608,092 shares of Class B Common Stock held by The HSJ 2022 Annuity Trust I; (v) 342,779 shares of Class B Common Stock held by Chartwell Holding, LLC; and (vi) 3,887 shares of Class B Common Stock held by Mr. Jonas in his IDT Corporation 401(k) Plan account as of January 31, 2023.

Mr. Jonas’ beneficial ownership represents approximately 12.4% of the issued and outstanding shares of Class B Common Stock and 4.2% of the combined voting power of the Company’s outstanding capital stock, based on 1,574,326 shares of Class A Common Stock and 23,934,705 shares of Class B Common Stock, issued and outstanding as of December 7, 2022.

As of the date of this Amendment, Deborah Jonas beneficially owned the following number of shares and percentages of Class B Common Stock: (i) 197,641 shares of Class B Common Stock owned by The Jonas Foundation; and (ii) 342,779 shares of Class B Common Stock held by Chartwell Holding, LLC.

Deborah Jonas’ beneficial ownership represents approximately 2.1% of the issued and outstanding shares of Class B Common Stock and 0.8% of the combined voting power of the Company’s outstanding capital stock, based on 1,574,326 shares of Class A Common Stock and 23,934,705 shares of Class B Common Stock, issued and outstanding as of December 7, 2022.

(b) This filing relates to shares that are owned directly by either of the Reporting Persons, shares that are beneficially owned by the Reporting Persons, and shares that are owned by trusts and other entities that are for the benefit of the Reporting Persons’ children or where either of the Reporting Persons and such children hold the pecuniary interests in the shares. In certain instances, Howard S. Jonas may be in a position to influence voting or dispositive decisions notwithstanding his having no legal or formal voting or dispositive control over the shares.

This filing identifies Howard S. Jonas as having joint control, including the power to cast or to direct the casting of one-tenth of a vote per share, as well as to dispose or to direct the disposition of such shares, over the following shares: (i) 1,811,711 shares of Class B Common Stock held by The HSJ 2020 IDT Annuity Trust, of which David Polinsky serves as trustee; (ii) 608,092 shares of Class B Common Stock held by The HSJ 2022 Annuity Trust I, of which David Polinsky serves as trustee; (iii) 197,641 shares of Class B Common Stock held by The Jonas Foundation, of which Mr. Jonas and his wife, Deborah Jonas, serve as co-trustees; and (iv) 342,779 shares of Class B Common Stock held by Chartwell Holding, LLC, of which Mr. Jonas and Deborah Jonas are the sole beneficiaries.

This filing identifies Deborah Jonas as having joint control, including the power to cast or to direct the casting of one-tenth of a vote per share, as well as to dispose or to direct the disposition of such shares, over the following shares: (i) 197,641 shares of Class B Common Stock held by The Jonas Foundation, of which Mr. Jonas and Deborah Jonas serve as co-trustees; and (ii) 342,779 shares of Class B Common Stock held by Chartwell Holding, LLC, of which Mr. Jonas and Deborah Jonas are the sole beneficiaries.

(c) Except as described herein, no transactions in the Class B Common Stock were effectuated by any of the Reporting Persons during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) As of July 2, 2019, Deborah Jonas ceased to be the beneficial owner of more than 5% of Class B Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in item 4 of this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

/s/ Howard S. Jonas
Howard S. Jonas

/s/ Deborah Jonas
Deborah Jonas